SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2005

CIBA SPECIALTY CHEMICALS HOLDING INC.

(Exact name of Registrant as specified in its charter)

Klybeckstrasse 141
4002 Basel
Switzerland

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No x

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b))

CIBA SPECIALTY CHEMICALS HOLDING INC.

On August 18, 2005, Ciba Specialty Chemicals Holding Inc., a stock corporation, (the "Company") issued a News Release regarding its half year (or first six months) results of 2005 and a News Release regarding its appointment of Brendan Cummins to the newly-created position of Chief Operating Officer of the Company. A copy of the earnings News Release is attached hereto as Exhibit 99.1 and a copy of the Chief Operating Officer News Release is attached hereto as Exhibit 99.2, both of which are incorporated by reference herein.

EXHIBIT INDEX

Exhibit	Description
99.1	News Release: Half Year Results 2005, dated August 18, 2005
99.2	News Release: Ciba Specialty Chemicals Appoints Chief Operating Officer, dated August 18, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ciba Specialty Chemicals Holding Inc. (Registrant)

Date August 18, 2005	By /s/ Oliver Strub	/s/ Max Dettwiler
	Oliver Strub	Max Dettwiler
	Head Corporate Law	Head, Taxes, Corporate Law & Insurance

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